Exhibit 99.1

Zai Lab Appoints Alan Sandler, M.D., as President, Head of Global Development, Oncology

SHANGHAI and SAN FRANCISCO, Dec. 1, 2020 - Zai Lab Limited (“Zai Lab”) (NASDAQ: ZLAB; HKEX: 9688), an innovative commercial-stage biopharmaceutical company, today announced the appointment of Alan Sandler, M.D., to the newly created position of President, Head of Global Development, Oncology, where he will lead global oncology development and related enabling functions to support the Company’s development activities. Dr. Sandler was most recently the Senior Vice President and Global Head of Product Development Oncology at Genentech, a member of the Roche Group. He will report to Dr. Samantha Du, Chief Executive Officer, and serve on the executive team.

“We are delighted to welcome Alan to Zai Lab as we continue to expand globally and strengthen our R&D leadership,” said Dr. Samantha Du, Founder, Chairwoman and CEO of Zai Lab. “Throughout his distinguished career, Alan has made significant contributions as a respected leader in the oncology community, both in industry and through his clinical practice and academic research. Alan has played a key role in the development of many innovative oncology therapies. We look forward to his leadership of our oncology franchise as we advance towards our goal of becoming a leading global biopharma company.”

“I’m very excited to be joining Zai Lab, given its robust pipeline of innovative clinical compounds,” said Dr. Sandler. “I look forward to accelerating the development of Zai’s extensive and differentiated pipeline of oncology compounds, guide them through regulatory review, and bring them as quickly as possible to patients in need in China and around the world. I am also excited about working to identify additional product candidates to further expand Zai’s oncology portfolio.”

Dr. Sandler brings nearly 30 years of oncology and drug development experience across industry and academia. During his tenure at Genentech/Roche, he led the teams responsible for the global development and regulatory approval of several innovative medicines, most recently Tecentriq®. Prior to joining Genentech/Roche, Dr. Sandler served as Professor and Chief of Hematology/Oncology at Oregon Health and Science University. Previously, he served on the faculties of the medical schools of Indiana University and Vanderbilt University. He holds a Doctor of Medicine degree from Rush Medical College. Dr. Sandler completed his training in internal medicine and a fellowship in medical oncology at Yale-New Haven Medical Center. He has published over 300 peer-reviewed publications, articles, abstracts and book chapters.

About Zai Lab

Zai Lab (NASDAQ:ZLAB; HKEX: 9688) is an innovative commercial-stage biopharmaceutical company focused on bringing transformative medicines for cancer and infectious and autoimmune diseases to patients in China and around the world. We aim to address significant unmet medical needs in large, fast-growing segments of the pharmaceutical market. To that end, our experienced team has secured partnerships with leading global biopharmaceutical companies in order to generate a broad pipeline of innovative marketed products and drug candidates. We have also built an in-house team with strong drug discovery and translational research capabilities and are establishing a pipeline of proprietary drug candidates with global rights. Our vision is to become a leading global biopharmaceutical company, discovering, developing, manufacturing and commercializing our portfolio in order to impact human health worldwide.

For additional information about the company, please visit www.zailaboratory.com or follow us at www.twitter.com/ZaiLab_Global.

For more information, please contact:

ZAI LAB CONTACTS:

Zai Lab

Billy Cho, CFO

+86 137 6151 2501

billy.cho@zailaboratory.com

Media: Ryo Imai / Robert Flamm, Ph.D.

Burns McClellan, on behalf of Zai Lab

212-213-0006 ext. 315 / 364

rimai@burnsmc.com / rflamm@burnsmc.com

Investors: Pete Rahmer / Mike Zanoni

Endurance Advisors, on behalf of Zai Lab

415-515-9763 / 610-442-8570

prahmer@enduranceadvisors.com / mzanoni@enduranceadvisors.com

Zai Lab Limited